                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                                Hemacare Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Shares, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  423498104
                  -----------------------------------------
                                (CUSIP Number)



   Kensington Capital Management, Inc., Suite 9320, 233 South Wacker Drive,
                           Chicago, Illinois 60606
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)



                               August 19, 1996
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           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 423498104                                            Page 2 of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kensington Capital Management, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois
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                                    7      SOLE VOTING POWER
                                           450,600
           NUMBER OF                --------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      0
           OWNED BY                 --------------------------------------------
             EACH                   9      SOLE DISPOSITIVE POWER
           REPORTING                       450,600
            PERSON                  --------------------------------------------
             WITH                   10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     450,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.28%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 423498104                                            Page 3 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles R. Schwab, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
                                           454,600
           NUMBER OF                --------------------------------------------
            SHARES                  8      SHARED VOTING POWER
         BENEFICIALLY                      0
           OWNED BY                 --------------------------------------------
             EACH                   9      SOLE DISPOSITIVE POWER
           REPORTING                       454,600
            PERSON                  --------------------------------------------
             WITH                   10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

        On August 19, 1996 Kensington Capital Management, Inc. ("Kensington") in its capacity as manager of a private investment fund (the "Fund"), directed the purchase of 100,000 shares of the common stock, no par value (the "Common Stock") of Hemacare Corp., for an aggregate purchase price of $100,000, pursuant to a private placement. These shares were purchased with assets of the Fund. On August 19, 1996, Kensington also directed the purchase of 5,000 shares of the Common Stock for the Fund. The purchase price was $2 7/8 per share and was paid out of Fund assets. In addition to the purchases set forth above, from March 1996 through November 13, 1996, Kensington directed the purchase of 122,500 shares of Common Stock for the Fund. The purchase price ranged between $2.50 and $3.50 per share. All of such shares were purchased with assets of the Fund, in open market transactions.

        In its original filing of Schedule 13D in March 1996, Kensington reported its beneficial ownership of 79,400 shares owned by a private investment limited partnership (the "Limited Partnership") for which Kensington served as a trading advisor. Kensington no longer serves as a trading advisor to the Limited Partnership, consequently, the 79,400 shares of Common Stock owned by the Limited Partnership are not beneficially owned by Kensington.

        Kensington owns 3,000 shares of the Common Stock directly.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b): Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:




                                                                                 Number of Shares
                       Number of Shares   Number of Shares    Number of Shares     Beneficially                      Percentage of
                         Beneficially    Beneficially Owned  Beneficially Owned     Owned with     Aggregate Number     Shares
                       Owned With Sole   With Shared Voting      with Sole            Shared           of Shares      Beneficially
         Name            Voting Power          Power         Dispositive Power  Dispositive Power Beneficially Owned    Owned
         ----            ------------          -----         -----------------  ----------------- ------------------    -----
  Kensington Capital                                              450,600
   Management, Inc.          450,600             0              (see Item 6)             0              450,600          6.28%

Charles R. Schwab, Jr.       454,600             0                454,600                0              454,600          6.33%
                                                                (see Item 6)

        (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 and since that date are set forth below. All such shares were acquired through open market transactions.

        A. Shares Acquired by Kensington (1)


Trade Date       Number of Shares                 Price Per Share
----------       ----------------                 ---------------
09/19/96                       5,000              $2 7/8
10/09/96                      10,000              $3 1/8
10/29/96                      25,000              $3.00
10/30/96                      10,000              $3.00
10/31/96                       5,000              $3 3/16
11/1/96                        9,000              $3 3/16
11/4/96                       10,000              $3 3/16
11/5/96                        4,000              $3 3/16
11/7/96                       10,000              $3 3/16
11/13/96                      10,500              $3 1/4
11/13/96                       5,000              $3 3/16
                            ========
                 TOTAL      $103,500

-------------------
(1) All of the transactions set forth herein relate to purchases at Kensington's direction for the benefit of the Fund.

        B. Shares Acquired by Mr. Schwab

        Mr. Schwab did not acquire any shares in his individual capacity. However, Mr. Schwab is the president and majority shareholder of Kensington. Therefore, for purposes of reporting on this Schedule 13D/A only, the shares of Common Stock beneficially owned by Kensington are being attributed to Mr. Schwab. Accordingly, the information set forth above for Kensington is applicable to Mr. Schwab as well. For all other purposes, Mr. Schwab disclaims the beneficial ownership of the 450,600 shares of the Common Stock beneficially owned by Kensington.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for the operating agreement with the Fund, pursuant to which Kensington is the operator and manager of the Fund and is given exclusive authority to invest the assets of the Fund, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the Common Stock or any other securities of the Issuer, including the transfer or voting of the Common Stock or other securities.

        As the president and majority shareholder of Kensington (i) all investment decisions made by Kensington as a beneficial owner of securities, shall be determined by Mr. Schwab, and (ii) all voting rights exercised by Kensington as a beneficial owner of securities shall be exercised only as determined by Mr. Schwab, or by proxies designated by Mr. Schwab.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 19, 1996           KENSINGTON CAPITAL MANAGEMENT, INC.


                                    By:  /s/ Charles R. Schwab, Jr.
                                         --------------------------
                                              President


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 19, 1996           /s/ Charles R. Schwab, Jr.
                                    --------------------------
                                        Charles R. Schwab, Jr.